Filed by Great Plains Energy Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 1-03562

This filing consists of a letter sent by Michael Chesser to Aquila, Inc., retirees on February 8, 2007.

[On Great Plains Energy Letterhead]
February 8, 2007

Dear Retiree:

Yesterday, we announced some important news: that with the enthusiastic support of our Board of Directors and senior management team, we have signed a definitive agreement involving two transactions.

In the first of these transactions, Black Hills Corporation will acquire, for cash, Aquila’s electric utility in Colorado and its gas utilities in Colorado, Iowa, Kansas and Nebraska. In a second transaction, Great Plains Energy will acquire Aquila with a combination of cash and stock, and merge Aquila’s Missouri-based utilities with its own.

We expect the transactions to close in approximately one year. Until the transactions close, all three companies will remain independent, stand-alone enterprises.

The combination of Great Plains Energy and Aquila will enhance the combined company’s position as a strong regional utility well-situated to meet the growing energy needs of western Missouri. Black Hills’ purchase will significantly broaden its regional presence and retail utility base, while making Aquila’s employees in the four states important parts of an enterprise well-positioned for long-term growth and success.

For retirees of Aquila, pension benefits will be unaffected by the transactions - only the company name on the pension check will change once the deals close. It is expected that retiree medical benefits will be provided under Great Plains Energy’s or Black Hills’ benefit plans after the transactions are completed. Aquila, Great Plains Energy and Black Hills will keep retirees informed and provide details throughout the transition process.

While there will be some job loss in Missouri, we expect a majority of current Aquila employees to be offered positions with either Great Plains Energy or Black Hills. Integration teams in which all three companies will be represented will be formed in the weeks ahead and begin the process of determining how best to achieve smooth and seamless transitions to the new Great Plains Energy and the new Black Hills. During this time, all employees of all three companies will remain focused on serving customers and communities with the same level of reliability, efficiency and, above all, safety customers have come to expect.

We’ll do our very best, throughout the approval process, to keep you fully informed of our progress in getting these two exciting deals done.

Thank you for your continuing interest and support.

Sincerely,
/s/ Michael Chesser
Michael Chesser
Chairman & CEO
Great Plains Energy

Information Concerning Forward-Looking Statements
Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information. These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy successfully integrating the acquired Aquila, Inc., businesses into its other operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected; the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from Great Plains Energy’s expectations; the actual resulting credit ratings of Great Plains Energy or Aquila, Inc., or their respective subsidiaries; the effects on the businesses of Great Plains Energy or Aquila, Inc., resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on Great Plains Energy or Aquila, Inc.; and other economic, business, and/or competitive factors. Additional factors that may affect the future results of Great Plains Energy are set forth in its most recent quarterly report on Form 10-Q or annual report on Form 10-K with the Securities and Exchange Commission ("SEC"), which are available at www.greatplainsenergy.com. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the acquisition of Aquila, Inc., by Great Plains Energy, Great Plains Energy intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila, Inc.. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA, INC., ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA, INC., AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc., with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila, Inc., by contacting Aquila, Inc., 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.

Participants in Proxy Solicitation
Great Plains Energy, Aquila, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in Great Plains Energy’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 8, 2006, and the proxy statement for Great Plains Energy’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2006. Information regarding Aquila, Inc., directors and executive officers and their ownership of Aquila, Inc., common stock is set forth in Aquila’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 7, 2006 and the proxy statement for Aquila’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2006. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila, Inc., and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.